EXHIBIT 99.1

Golar LNG Limited Announces Public Offering of its Common Shares

Hamilton, Bermuda – December 2, 2020 – Golar LNG Limited (the “Company”) (NASDAQ: GLNG) announced today that it intends to offer, issue and sell to the public 11,000,000 common shares, par value $1.00 per share (“Common Shares”), through an underwritten public offering (the “Offering”). The Company intends to use the net proceeds from the Offering to partially repay the Term Loan facility, to repay the Margin Loan Facility in full and to use any remaining funds for general corporate purposes, which may include, among other things, capital expenditures, repaying other indebtedness, funding working capital or investments.

The Company also intends to grant the underwriters a 30-day option to purchase up to an additional 1,650,000 Common Shares.

Citigroup, Clarksons Platou Securities and DNB Markets are acting as joint book-running managers and Arctic Securities is acting as a manager for the Offering.

The Company has filed an effective shelf registration statement (including a base prospectus) with the Securities and Exchange Commission (the “SEC”) related to the Offering. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement related to the Offering and the other documents incorporated by reference therein, which the Company has filed or will file with the SEC, for more complete information about the Company and the Offering. A final prospectus supplement related to the Offering will also be filed with the SEC. When available you may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146).

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  This Offering may only be made by means of a prospectus supplement and accompanying base prospectus.

Forward-Looking Statements
This press release contains certain forward-looking statements concerning future events and the Company’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those risks and uncertainties described in the prospectus supplement relating to the Offering and factors listed from time to time in the reports and other documents the Company files with the United States Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F.

New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Company does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda
December 2, 2020
Enquiries:
Golar Management Limited: + 44 207 063 7900
Iain Ross - CEO
Karl Fredrik Staubo - CFO
Stuart Buchanan - Head of Investor Relations